ALSTON&BIRD LLP

The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-239-3300

Fax:202-239-3333

www.alston.com

David J. Baum	Direct Dial: 202-239-3346	E-mail: david.baum@alston.com

June 14, 2012

VIA E-mail and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Washington, DC 20549

Attn:  John Grzeskiewicz

Re:

Northern Lights Fund Trust II (the “Trust” or “Registrant”)

Post-Effective Amendment No. 54 to the Trust’s Registration Statement on Form N-1A, filed on April 5, 2012

File Numbers 333-174926, 811-22549

Ladies and Gentlemen:

This letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Commission”) via telephone on May 17, 2012, relating to Post-Effective Amendment No. 54 to the Trust’s Registration Statement on Form N-1A filed on April 5, 2012 regarding the Longboard Managed Futures Strategy Fund (the “Fund”), a new series of the Trust.  A revised post-effective amendment to the Registration Statement reflecting these changes will be filed subsequent to this correspondence.

Prospectus

Summary Section – Fees and Expenses of the Fund Comment #1

Based on the Fees and Expenses table, it appears that a Class A shareholder redeeming within 30 days of purchase could be charged the maximum deferred sales charge of 1% as well as the 1% redemption fee. Is this correct? If not, please clarify that only one fee will apply.

Response #1

Under certain circumstances, a Class A shareholder redeeming within 30 days of purchase could be charged the maximum contingent deferred sales charge (“CDSC”) of 1% as well as the 1% redemption fee. The CDSC will only apply, however, to certain redemptions following purchases of $1 million or more without an initial sales charge.

Investment Objective

Comment #2

Please confirm that there are no acquired fund fees and expenses, as currently reflected in the prospectus.

Response #2

The Advisor confirms that the Fund currently anticipates having no acquired fund fees and expenses that would be required to be disclosed.

Comment #3

Please confirm that footnote numbers are included in the filed version of the prospectus.

Response #3

We confirm that the footnote numbers will be included in the filed version of the prospectus.

Summary Section - Principal Investment Strategies

Comment #4

The prospectus currently states that the “Subsidiary’s holdings will generally be diversified across the equities, energies, interest rates, grains, meats, soft commodities (such as sugar, coffee, and cocoa), currencies, and metals sectors; and will also be diversified across North America, Asia, Europe, Australia, and potentially Africa and South America.” If this is correct, please add a description of foreign securities risk.

Response #4

The disclosure has been revised in response to your comment. The following appears in the prospectus summary under the heading “Principal Risks”:

Foreign Investment Risk.  Foreign investments involve certain risks not generally associated with investments in the securities of U.S. companies, including changes in currency exchange rates, unstable political, social and economic conditions, a lack of adequate or accurate company information, differences in the way securities markets operate, less secure international banks or securities depositories than those in the U.S. and foreign controls on investment.  In addition, individual international country economies may differ favorably or unfavorably from the U.S. economy in such respects as growth of gross domestic product, rates of inflation, capital reinvestment, resources, self-sufficiency and balance of payments position.  These risks may be greater in emerging markets and in less developed countries.

The following appears in the statutory prospectus under the heading “Principal Risks of Investing in the Fund”:

Foreign Investment Risk.  To the extent that the Fund makes foreign investments, your investment is subject to certain risks that may not apply to U.S. investments.  These include risks relating to political, social and economic developments abroad and differences between U.S. and foreign regulatory requirements and market practices.  Securities that are denominated in foreign currencies are subject to the further risk that the value of the foreign currency will fall in relation to the U.S. dollar and/or will be affected by volatile currency markets or actions of U.S. and foreign governments or central banks.  In addition to developed markets, the Fund’s foreign investments may include investments in securities of companies in emerging markets, which are markets of countries in the initial stages of industrialization and that generally have low per capita income.  In addition to the risks of foreign investments in general, countries in emerging markets are generally more volatile and can have relatively unstable governments, social and legal systems that do not protect shareholders, economies based on only a few industries and securities markets that trade a small number of issues.

Comment #5

The prospectus currently states that the “Fund could hold instruments that provide five times the net return of a broad or narrow-based securities index.” This sentence may be misleading to investors, as it makes it sound likely that getting five times the net return is likely. Please revise this language to include the downside of leveraged investments.

Response #5

The disclosure has been revised in response to your comment, and now reads as follows:

The Fund could hold instruments that seek to provide five times the net return or loss of a broad or narrow-based securities index over a particular period of time. Performance of such instruments over longer periods of time, however, can differ significantly from the performance (or inverse of the performance) of the underlying index during the same period of time. The use of leverage may also increase the risks associated with an investment in the Fund.

Comment #6

The prospectus currently instructs readers to see the Principal Risk Factors section of the Prospectus. Please do not refer to other disclosure within the prospectus summary.

Response #6

The instruction to “see the Principal Risk Factors section of the Prospectus” has been removed in response to your comment.

Comment #7

Please disclose how much of the Fund’s assets will be allocated to the fixed income strategy. If there is not a specific percentage, please disclose how much you anticipate will be allocated for the Fund’s first year. Will the entire 75% of the Fund’s assets not allocated to the Subsidiary be invested in the fixed income strategy?

Response #7

The disclosure has been revised in response to your comment, and the following sentence has been added under the heading “Principal Investment Strategies” in both the prospectus summary and the statutory prospectus:

The Fund currently intends to invest up to 25% of its total assets in a wholly-owned subsidiary (the “Subsidiary”). These assets will be invested in commodity-related derivatives pursuant to the Futures Strategy. The Fund may also invest directly in certain financial-related derivatives with a portion of its assets pursuant to the Futures Strategy. The Fund anticipates that it will generally invest between 10-30% of its assets (whether directly or through the Subsidiary) pursuant to the Futures Strategy. The Fund anticipates that it will generally invest between 70-90% of its assets pursuant to the Fixed Income Strategy, although it reserves the right to invest up to 100% of its assets pursuant to the Fixed Income Strategy.

Comment #8

Does the Sub-Adviser handle only the Fixed Income Strategy? Please confirm.

Response #8

The Advisor confirms that the Sub-Adviser will only advise the Fund’s assets that have been allocated to the Fixed Income Strategy.

Summary Section - Principal Risks

Comment #9

Please confirm that the Fund has considered the “Derivatives-Related Disclosures by Investment Companies,” Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, Investment Company Institute (July 30, 2010) (the “ICI Letter”).

Response #9

The “Derivative Investments” risk has been revised in response to your comment. Please see the revised disclosure below:

Derivatives Risk: The Fund may use derivatives (including commodity futures, options on futures and swap agreements) to enhance returns or hedge against market declines.  The Fund’s indirect use of derivative instruments involves risks different from, or possibly greater than, the risks associated with investing directly in securities including leverage risk, counterparty default risk and tracking risk.  The value of a commodity-linked derivative investment typically is based upon the price movements of a physical commodity (such as heating oil, livestock, or agricultural products), a commodity futures contract or commodity index, or some other readily measurable economic variable dependent upon changes in the value of commodities or the commodities markets. The value of these securities will rise or fall in response to changes in the underlying commodity or related benchmark or investment. These securities expose the Fund economically to movements in commodity prices.

We have also revised the “Derivative Investments” risk in the statutory section of the Prospectus in response to your comment. Please see the revised disclosure below:

Derivatives Risk:  The Fund may use derivatives (including commodity futures, options on futures, swap agreements and structured notes) to gain exposure to commodities, enhance returns or hedge against market declines.  The Fund’s use of derivative instruments involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments.  These risks include (i) the risk that the counterparty to a derivative transaction may not fulfill its contractual obligations; (ii) risk of mispricing or improper valuation; and (iii) the risk that changes in the value of the derivative may not correlate perfectly with the underlying asset, rate or index.  Derivative prices are highly volatile and may fluctuate substantially during a short period of time.  Such prices are influenced by numerous factors that affect the markets, including, but not limited to: changing supply and demand relationships; government programs and policies; national and international political and economic events, changes in interest rates, inflation and deflation and changes in supply and demand relationships.  Trading derivative instruments involves risks different from, or possibly greater than, the risks associated with investing directly in securities.  Derivative contracts ordinarily have leverage inherent in their terms.  The low margin deposits normally required in trading derivatives, including futures contracts, permit a high degree of leverage.  Accordingly, a relatively small price movement may result in an immediate and substantial loss to the Fund.  Because option premiums paid or received by the Fund are small in relation to the market value of the investments underlying the options, buying and selling put and call options can be more speculative than investing directly in securities.  The value of a commodity-linked derivative investment typically is based upon the price movements of a physical commodity (such as heating oil, livestock, or agricultural products), a commodity futures contract or commodity index, or some other readily measurable economic variable dependent upon changes in the value of commodities or the commodities markets. The value of these securities will rise or fall in response to changes in the underlying commodity or related benchmark or investment. These securities expose the Fund economically to movements in commodity prices.

Comment #10

With respect to the risk disclosure regarding Fixed Income Securities Risk, please revise this disclosure to convey the idea that when interest rates go up, prices go down.

Response #10

The risk disclosure regarding Fixed Income Securities Risk has been revised in response to your comment. Please see the revised disclosure below.

Fixed income securities are subject to the risk that securities could lose value because of interest rate changes. Generally, as interest rates increase, prices decrease. Fixed income securities with longer maturities are subject to greater price shifts as a result of interest rate changes than fixed income securities with shorter maturities.  Fixed income securities are also subject to prepayment and credit risks.

Comment #11

Please define “ABS” as “asset-backed securities.”

Response #11

The risk disclosure regarding asset backed securities has been revised in response to your comment. Please see the revised disclosure below:

Asset-Backed Securities (“ABS”) Risk:  ABS are subject to credit risk because underlying loan borrowers or obligors may default.  Additionally, these securities are subject to prepayment risk because the underlying loans or assets held by the issuers may be paid off prior to maturity.  The value of these securities may go down as a result of changes in prepayment rates on the underlying loans or assets.  During periods of declining interest rates, prepayment rates usually increases and the Fund may have to reinvest prepayment proceeds at a lower interest rate.

Comment #12

The prospectus currently includes Short Position Risk disclosure. Please explain how short positions fit into the Fund’s investment strategy. Does this apply to the fixed income strategy or the subsidiary’s investments only? Could it apply to both? Also, please add disclosure regarding the expenses of short positions. Will such expenses be included in the fee table, or will they be covered by the Fund’s unitary fee?

Response #12

The Fund will not invest in short positions in stocks, but will invest in short positions in derivatives.  Such investments would be made primarily through the Subsidiary for “commodity related” derivatives, however short positions in “financial related” derivatives may be held both at the Fund level and at the Subsidiary level.  The Fund will not invest in short positions that require the borrowing of securities, and thus will not incur expenses related to such.  The Fund will not invest in short positions with respect to the Fixed Income strategy and thus will not incur expenses related to such.  Accordingly, it is not anticipated that the Fund will incur expenses relating to short positions. In any event, should there ever be any expenses relating to short positions, such expenses would not be included in the Fund’s unitary fee.

Comment #13

Under the heading “Interest Rate Risk,” please indicate that although only 25% may be invested in the subsidiary, that 25% may be highly leveraged.

Response #13

In order to respond to your concern about the disclosure regarding the leverage of the 25% of the Fund’s assets that may be invested in the Subsidiary, we have revised the Wholly-Owned Subsidiary Risk disclosure as follows:

Wholly-Owned Subsidiary Risk:  The Subsidiary will not be registered under the 1940 Act and, unless otherwise noted in this Prospectus, will not be subject to all of the investor protections of the 1940 Act.  The Advisor has filed with the National Futures Association a notice claiming an exemption from registration as a CPO pursuant to Section 4.13(a)(4) of regulations of the Commodity Exchange Act, as amended, with respect to the Subsidiary’s operation.  Recently, the CFTC has rescinded the exemption available under Section 4.13(a)(4), effective as of April 24, 2012. CPOs, such as the Advisor, that have claimed relief under Regulation 4.13(a)(4) prior to that date will have until December 31, 2012 to comply with the rescission. It is anticipated that after December 31, 2012, the CPO will be eligible for relief relating to CFTC disclosure and reporting requirements pursuant to certain exemptions that are currently available to commodity pools, such as the Subsidiary, that are operated by a CPO that is the same as, controls, is controlled by or is under common control with the CPO of an offered pool (such as the Fund).  Changes in the laws or regulations of the United States and/or the Cayman Islands, under which the Fund and the Subsidiary, respectively, are organized, could result in the inability of the Fund and/or Subsidiary to operate as described in this Prospectus and could negatively affect the Fund and its shareholders.  Your cost of investing in the Fund will be higher because you indirectly bear the expenses of the Subsidiary.

Although only 25% of the Fund’s assets may be invested in the Subsidiary, that portion of the Fund’s assets may be highly leveraged, which can magnify the Fund’s potential for gain or loss and, therefore, amplify the effects of market volatility on the Fund’s share price.

Summary Section - Principal Risks

Comment #14

Please disclose which index the Fund intends to use as a benchmark.

Response #14

The Fund intends to use the Bank of America Merrill Lynch Treasury Bill Index as its primary benchmark, and the Barclay CTA Index as a secondary benchmark.

Investment Strategies, Related Risks and Disclosure of Portfolio Holdings

Principal Investment Strategies

Comment #15

Please either expand this disclosure or revise the disclosure in the prospectus summary to be significantly shorter.

Response #15

The Principal Investment Strategies descriptions included in the summary and the statutory prospectus have been revised in response to your comment. Please see the revised disclosure from the summary below:

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Futures Strategy.  The Fund pursues its investment objective by employing a trend following strategy (identifying opportunities as prices trend up and down) similar in general concept to the managed futures industry at large.  The strategy is systematic and rules based.  The Advisor will consider a variety of exchange traded futures contracts and forward contracts. The Subsidiary’s holdings will generally be diversified across the equities, energies, interest rates, grains, meats, soft commodities (such as sugar, coffee, and cocoa), currencies, and metals sectors; and will also be diversified across North America, Asia, Europe, Australia, and potentially Africa and South America.  Through its investment in futures contracts and forward contracts, the Advisor seeks to capture long term trends in the global financial markets.  Futures and forward contracts are contractual agreements to buy or sell a particular currency, commodity or financial instrument at a pre-determined price in the future.

The Fund currently intends to invest up to 25% of its total assets in a wholly-owned subsidiary (the “Subsidiary”). These assets will be invested in commodity-related derivatives pursuant to the Futures Strategy. The Fund may also invest directly in certain financial-related derivatives with a portion of its assets pursuant to the Futures Strategy. The Fund anticipates that it will generally invest between 10-30% of its assets (whether directly or through the Subsidiary) pursuant to the Futures Strategy. The Fund anticipates that it will generally invest between 70-90% of its assets pursuant to the Fixed Income Strategy, although it reserves the right to invest up to 100% of its assets pursuant to the Fixed Income Strategy.

The Advisor acts as the advisor to both the Fund and the Subsidiary, but has delegated management of the Fund’s Fixed Income strategy portfolio to the Sub-Adviser, as described below.

The Subsidiary is a wholly-owned and controlled subsidiary of the Fund, organized under the laws of the Cayman Islands as an exempted company. Generally, the Subsidiary will invest primarily in commodity futures and swaps on commodity futures but it may also invest in financial futures, option and swap contracts, fixed income securities, pooled investment vehicles, including those that are not registered pursuant to the 1940 Act, and other investments intended to serve as margin or collateral for the Subsidiary’s derivative positions.

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Fixed Income Strategy. The Fixed Income strategy is designed to generate absolute returns from interest income with less volatility than equity markets by investing primarily in U.S. Dollar-denominated fixed income securities including: (1) obligations issued or guaranteed by the United States Government, its agencies or instrumentalities, (2) bonds, notes, or similar debt obligations issued by U.S. or foreign corporations, (3) U.S. asset-backed securities (“ABS”) and (4) U.S. structured notes.  The Fund restricts fixed income securities to those having a short-term rating of prime (highest short-term debt category) and/or a long-term rating of investment grade (BBB- or higher).  The fixed income portion of the Fund’s portfolio will be invested without restriction as to individual security maturity, but the average duration (a measure of interest rate risk similar to maturity) of the fixed income portfolio will not exceed 5 years.  The Fund’s Advisor delegates management of the Fund’s Fixed Income strategy portfolio to the Sub-Adviser.

The Sub-Adviser seeks to provide ample liquidity and optimum yield.  The Sub-Adviser will use its best endeavors in the management of the assets of the Fund but provides no guarantee that any profit or interest will accrue to the Fund as a result of such management.

Below please find the revised disclosure from the statutory prospectus:

Futures Strategy. The Fund pursues its investment objective by employing a trend following strategy (identifying opportunities as prices trend up and down) similar in general concept to the managed futures industry at large.  The strategy is systematic and rules based.  The Advisor will consider a variety of exchange traded futures contracts and forward contracts. The Subsidiary’s holdings will generally be diversified across the equities, energies, interest rates, grains, meats, soft commodities (such as sugar, coffee, and cocoa), currencies, and metals sectors; and will also be diversified across North America, Asia, Europe, Australia, and potentially Africa and South America.

The Fund is actively managed and the Advisor will vary the Fund’s exposures to various instruments based on the Advisor’s application of its systematic trading strategy.

Through its investment in futures contracts and forward contracts, the Advisor seeks to capture long term trends in the global financial markets.  Futures and forward contracts are contractual agreements to buy or sell a particular currency, commodity or financial instrument at a pre-determined price in the future.  The Fund’s use of futures contracts, forward contracts, swaps and certain other financial instruments (whether direct or through a wholly-owned and controlled subsidiary (the “Subsidiary”)) will have the economic effect of financial leverage.  Financial leverage magnifies exposure to the swings in prices of a commodity or financial instrument underlying such a contract and results in increased volatility, which means the Fund will have the potential for greater gains, as well as the potential for greater losses, than if the Fund does not use such instruments that have a leveraging effect.   Leveraging tends to magnify, sometimes significantly, the effect of any increase or decrease in the Fund’s exposure to a commodity and may cause the Fund’s net asset value to be volatile.  For example, if the Advisor seeks to gain enhanced exposure to a specific commodity through an instrument providing leveraged exposure to the commodity and that instrument increases in value, the gain to the Fund will be magnified; however, if that investment decreases in value, the loss to the Fund will be magnified.  A decline in the Fund’s assets due to losses magnified by the instruments providing leveraged exposure may require the Fund to liquidate portfolio positions to satisfy its obligations, to meet redemption requests or to meet asset segregation requirements when it may not be advantageous to do so.  There is no assurance that the Fund’s use of instruments providing enhanced exposure will enable the Fund to achieve its investment objective.

As a result of the Fund’s strategy, the Fund may have highly leveraged exposure to one or more commodities or asset classes at times.  The 1940 Act and the rules and interpretations thereunder impose certain limitations on the Fund’s ability to use leverage; however, the Fund is not subject to any additional limitations on its net long and short exposures.  The Fund could hold instruments that seek to provide five times the net return or loss of a broad or narrow-based securities index over a particular period of time. Performance of such instruments over longer periods of time, however, can differ significantly from the performance (or inverse of the performance) of the underlying index during the same period of time. The use of leverage may also increase the risks associated with an investment in the Fund.

The Fund currently intends to invest up to 25% of its total assets in the Subsidiary. These assets will be invested in commodity-related derivatives pursuant to the Futures Strategy. The Fund may also invest directly in certain financial-related derivatives with a portion of its assets pursuant to the Futures Strategy. The Fund anticipates that it will generally invest between 10-30% of its assets (whether directly or through the Subsidiary) pursuant to the Futures Strategy. The Fund anticipates that it will generally invest between 70-90% of its assets pursuant to the Fixed Income Strategy, although it reserves the right to invest up to 100% of its assets pursuant to the Fixed Income Strategy.

The Advisor acts as the advisor to both the Fund and the Subsidiary, but has delegated management of the Fund’s Fixed Income strategy portfolio to the Sub-Adviser, as described below.

The Subsidiary is a wholly-owned and controlled subsidiary of the Fund, organized under the laws of the Cayman Islands as an exempted company. Generally, the Subsidiary will invest primarily in commodity futures and swaps on commodity futures but it may also invest in financial futures, option and swap contracts, fixed income securities, pooled investment vehicles, including those that are not registered pursuant to the 1940 Act, and other investments intended to serve as margin or collateral for the Subsidiary’s derivative positions. The Fund will invest in the Subsidiary in order to gain exposure to the commodities markets within the limitations of the federal tax laws, rules and regulations that apply to registered investment companies. Unlike the Fund, the Subsidiary may invest without limitation in commodity-linked derivatives, however, the Subsidiary will comply with the same 1940 Act asset coverage requirements with respect to its investments in commodity-linked derivatives that are applicable to the Fund’s transactions in derivatives. In addition, to the extent applicable to the investment activities of the Subsidiary, the Subsidiary will be subject to the same fundamental investment restrictions and will follow the same compliance policies and procedures as the Fund. The Fund is the sole shareholder of the Subsidiary and does not expect shares of the Subsidiary to be offered or sold to other investors.

Fixed Income Strategy. The Fixed Income strategy is designed to generate absolute returns from interest income with less volatility than equity markets by investing primarily in U.S. Dollar-denominated fixed income securities including: (1) obligations issued or guaranteed by the United States Government, its agencies or instrumentalities, (2) bonds, notes, or similar debt obligations issued by U.S. or foreign corporations, (3) U.S. asset-backed securities (“ABS”) and (4) U.S. structured notes.  Structured notes are debt securities, the interest rate or principal of which is determined by an unrelated indicator. Indexed securities include structured notes as well as securities other than debt securities, the interest rate or principal of which is determined by an unrelated indicator. Indexed securities may include a multiplier that multiplies the indexed element by a specified factor and, therefore, the value of such securities may be very volatile.

The Fund restricts fixed income securities to those having a short-term rating of prime (highest short-term debt category) by at least two of the three following NRSROs (Nationally Recognized Statistical Rating Organizations, Moody’s Investors Service, Standard and Poor's or Fitch) and/or a long-term rating of investment grade (BBB- or higher) by two NRSROs and cannot be rated lower than prime/investment grade by any NRSRO, or if unrated, determined to be of similar quality.  The fixed income portion of the Fund’s portfolio will be invested without restriction as to individual security maturity, but the average duration (a measure of interest rate risk similar to maturity) of the fixed income portfolio will not exceed 5 years.  The Fund’s Advisor delegates management of the Fund’s Fixed Income strategy portfolio to the Sub-Adviser.

Sub-Adviser’s Investment Process.  The Sub-Adviser focuses on meeting the Fund’s absolute return objective by structuring a customized portfolio that meets the Fund’s investment and liquidity needs.  The Sub-Adviser will structure a customized portfolio by applying fundamental yield curve and interest rate analysis to the Fund’s unique cash flow needs, investment parameters and risk/return objectives. The Sub-Adviser will select fixed income securities using a combination of (1) sector rotation, (2) yield curve analysis and duration management and (3) security structure strategies that it believes will enhance the Fund’s returns, while operating within the agreed upon investment parameters specified by the Fund.

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Sector rotation focuses on identifying relative value between different sectors in the fixed income universe.

•

Yield curve analysis and duration management focus on selecting securities that maintain the liquidity portion required by the Fund while meeting the needs for longer-term returns.

•

Security structure focuses on identifying specific securities that offer the highest yield while analyzing interest rate volatility.

The Sub-Adviser seeks to provide ample liquidity and optimum yield.  The Sub-Adviser will use its best endeavors in the management of the assets of the Fund but provides no guarantee that any profit or interest will accrue to the Fund as a result of such management.

Comment #16

Please specify who will advise the subsidiary. Will it be the Advisor or the Sub-Advisor? Also, please make clear the division of duties between the Advisor and the Sub-Advisor.

Response #16

The disclosure has been revised in response to your comment, and the following sentence has been added under the heading “Principal Investment Strategies” in both the prospectus summary and the statutory prospectus:

The Advisor acts as the advisor to both the Fund and the Subsidiary, but has delegated management of the Fund’s Fixed Income strategy portfolio to the Sub-Adviser, as described below.

Principal Risks of Investing in the Fund

Comment #17

Please explain what structured notes are.

Response #17

The following disclosure has been added under the heading “Principal Investment Strategies—Fixed Income Strategy” in the statutory prospectus in response to your comment:

Structured notes are debt securities, the interest rate or principal of which is determined by an unrelated indicator. Indexed securities include structured notes as well as securities other than debt securities, the interest rate or principal of which is determined by an unrelated indicator. Indexed securities may include a multiplier that multiplies the indexed element by a specified factor and, therefore, the value of such securities may be very volatile.

Management of the Fund

The Advisor

Comment #18

In this section, also describe what fees or expenses will not be paid out of the Unitary Fee but will be borne by the Fund. Will this include acquired fund fees, interest expenses, or dividends?

Response #18

The disclosure has been revised in response to your comment. Please see the revised disclosure below:

Out of the unitary management fee, the Advisor pays substantially all expenses of the Fund, including the cost of transfer agency, custody, fund administration, legal, audit and other services, except for interest expenses, distribution fees or expenses, brokerage expenses, taxes and extraordinary expenses not incurred in the ordinary course of the Fund’s business. The Advisor’s unitary management fee is designed to pay substantially all the Fund’s expenses and to compensate the Advisor for providing services for the Fund.  Acquired fund fees, expenses related to investments in short positions, interest expenses, and dividends, if any, will be borne by the Fund and will not be included in the unitary management fee.

Investment Subsidiary

Comment #19

Will the Subsidiary’s advisory contract comply with Section 15(a) of the 1940 Act?

Response #19

The Subsidiary’s advisory contract will comply with the requirements of Section 15(a) of the 1940 Act.

Comment #20

Will the Subsidiary comply with Sections 10 and 16 of the 1940 Act, relating to the composition of the Board of Directors?

Response #20

The Subsidiary will comply with Sections 10 and 16 of the 1940 Act relating to the composition of Boards of Directors.

Comment #21

Please confirm that the Subsidiary’s financial statements will be filed with a regulatory body such as the SEC.

Response #21

The Subsidiary’s financial statements are consolidated with the financial statements of the Fund, which will in turn be filed with the SEC.

Comment #22

Please confirm that the Subsidiary will abide by the investment restrictions required by Sections 8, 17 and 18 of the 1940 Act, the same as the Fund.

Response #22

The Subsidiary is subject to and will comply with the same investment restrictions as required by Sections 8, 17 and 18 of the 1940 Act when viewed on a consolidated basis with the Fund.  The Subsidiary, however, may invest in commodity futures contracts without limitation.

Comment #23

Please confirm that the Subsidiary will have the same custodian and independent accountant as the Fund.

Response #23

The Fund confirms that the Subsidiary will have the same custodian and independent accountant as the Fund, however, the Subsidiary will not be audited as a separate entity.

Comment #24

May the Advisor increase the fees paid by the Subsidiary without obtaining the approval of the Fund’s shareholders?

Response #24

The Advisor will not increase the fees paid by the Subsidiary without first obtaining approval of the Fund’s shareholders. In any event, fees paid by the Subsidiary to the Advisor will offset fees due the Advisor by the Fund.

Comment #25

Please confirm that all Subsidiary expenses are included in the fee table.

Response #25

The expenses of the Subsidiary are consolidated with those of the Fund and are presented in the fee table.

Comment #26

Is the Fund’s investment in the Subsidiary liquid?

Response #26

Yes. The Fund will have the right to redeem all or a portion of its shares in the Subsidiary on any Business Day on which the New York Stock Exchange is open for normal business a redemption price based on the net asset value per share.

Comment #27

Does the investment by the Fund in the Subsidiary implicate Section 17(d) of the 1940 Act?

Response #27

The Fund’s investment in the Subsidiary does not implicate Section 17(d) of the 1940 Act.

Comment #28

Have the Subsidiary and its Board of Directors consented to service of process in the United States?

Response #28

The Subsidiary and its Board of Directors have consented to service of process in the United States.

Comment #29

Please confirm that the Subsidiary will not invest in underlying funds.

Response #29

The Advisor confirms that the Subsidiary will not invest in hedge funds, nor does it currently intend to invest in commodity pools.

Shareholder Information

Choosing a Share Class

Comment #30

Please disclose here that all share classes are subject to a redemption fee of 1%.

Response #30

We have added the following disclosure in response to your comment:

The disclosure has been revised in response to your comment and now reads as follows:

Description of Classes.  The Trust has adopted a multiple class plan that allows the Fund to offer one or more classes of shares.  The Fund has registered four classes of shares – Class A shares, Class C shares, Class I shares and Class N shares.  The different classes of shares represent investments in the same portfolio of securities, but the classes are subject to different expenses and may have different share prices as outlined below:

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Class A shares are charged a front-end sales load.  The Class A shares are also charged a 0.25% Rule 12b-1 distribution and servicing fee.  Class A shares do not have a contingent deferred sales charge (“CDSC”) except that a charge of 1.00% applies to certain redemptions made within twelve months, following purchases of $1 million or more without an initial sales charge.

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Class C shares are sold without an initial sales charge, but are subject to a 1.00% Rule 12b-1 distribution and servicing fee.

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Class I shares are sold at NAV without an initial sales charge.  This means that 100% of your initial investment is placed into shares of the Fund.

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Class N shares are sold without an initial sales charge, but are subject to a 0.25% Rule 12b-1 distribution and servicing fee.

Each class of shares is subject to a redemption fee equal to 1.00%.

How to Redeem Shares

Comment #31

The prospectus currently states that if a shareholder’s Class A account balance falls below a certain level, the account may be closed. Are there any minimum balance requirements for the other share classes? If so, please state this here.

Response #31

The disclosure has been revised in response to your comment and now reads as follows:

Low Balances:  If at any time your account balance falls below the minimum investment amount for the class of shares you hold (e.g., $2,500 for a Class A account, etc.), the Fund may notify you that, unless the account is brought up to the applicable minimum within 60 days of the notice; your account could be closed.  After the notice period, the Fund may redeem all of your shares and close your account by sending you a check to the address of record.  Your account will not be closed if the account balance drops below required minimum due to a decline in NAV.

Tools to Combat Frequent Transactions

Comment #32

The prospectus currently states that the fund may reject or limit specific purchase requests. Please explain this in greater detail. Please describe the grounds for such rejection, or provide examples of instances in which purchase requests will be rejected or limited.

Response #32

There are no set criteria that the Advisor must follow in making a determination to reject or limit specific purchase requests. Rather, the Advisor will be responsible for monitoring and evaluating the account activity of its shareholders and making a determination as to whether there may be abusive short term trading and to determine an appropriate response.  The Advisor believes that specific, set criteria can be worked around by those who want to game the system.  Because there are no set criteria for determining abusive trading (e.g., that X number of round-trips in Y days equals abusive short-term trading), and because the Advisor must consider the totality of the circumstances in making a decision to reject or limit specific purchase requests, we are unable to provide specific examples of instances in which the Advisor would make a decision to reject or limit a purchase request.

Comment #33

The prospectus currently states that the Fund reserves the right to reject exchange requests, but then later states that shares of one of the Classes of the Fund will not be exchangeable for shares of other Classes. Please explain this discrepancy.

Response #33

The shares are not exchangeable for shares or other Classes or for shares of any other fund. The sentence that you referred to in your comment has been revised as follows:

The Fund reserves the right to reject or restrict purchase requests for any reason, particularly when the shareholder’s trading activity suggests that the shareholder may be engaged in market timing or other disruptive trading activities.

Statement of Additional Information

Investment Policies, Strategies and Associated Risks

 Comment #34

If securities are listed in the Statement of Additional Information but not in the Prospectus, please confirm that they are not a part of the principal investment strategy of the Fund.

Response #34

We confirm that securities listed in the SAI but not in the Prospectus will not be a principal strategy of the Fund.

Comment #35

Please confirm that the Fund will cover the full notional value if it writes CDS.

Response #35

The Advisor confirms that the Fund does not intend to write CDS, but if it were to do so, the Fund would cover the full notional value.

The Registrant acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Form N-1A; (ii) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, this does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the staff in declaring the filing effective does not relieve the Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filings; and (iv) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (202) 239-3346.

Sincerely,

/s/ David J. Baum

David J. Baum